SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 001-13641

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC.
401(k) INVESTMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

PINNACLE ENTERTAINMENT, INC.,
330 North Brand Boulevard,
Suite 1100,
Glendale,
California 91203

REQUIRED INFORMATION

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan as of and for the year ended December 31, 2001 is filed as Exhibit 23 to this Annual Report.

The financial statements included in this Annual Report on Form 11-K for the Plan as of December 31, 2000 has been so included and incorporated in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. Arthur Andersen LLP has not consented to the inclusion of their report in this Annual Report on Form 11-K, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this Annual Report on Form 11-K, one will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan), have duly caused this annual report to be signed on its behalf on the 28th day of June 2002, by the undersigned hereunto duly authorized.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN (Registrant)

	By:	/s/ BRUCE C. HINCKLEY
Dated: June 28, 2002		Bruce C. Hinckley Plan Administrator, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

	By:	/s/ ARTHUR I. GOLDBERG
Dated: June 28, 2002		Arthur I. Goldberg Plan Administrator, Senior Vice President, Risk Management and Benefits

	By:	/s/ CHRISTOPHER K. PLANT
Dated: June 28, 2002		Christopher K. Plant Plan Administrator, Vice President, Corporate Controller

2

PINNACLE ENTERTAINMENT, INC.
401(k) INVESTMENT PLAN

FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULES
AND
AUDITORS’ REPORT
December 31, 2001

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator of the
Pinnacle Entertainment, Inc. 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Pinnacle Entertainment, Inc. 401(k) Investment Plan as of December 31, 2000 were audited by other auditors whose report dated December 5, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001, and the changes in the net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    HOLTHOUSE CARLIN & VAN TRIGT LLP

Westlake Village, California
June 10, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Executive Committee of the
Pinnacle Entertainment, Inc. 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by MFS Investment Management, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 1999 financial statements, except for comparing the information provided by Reliance Trust Company, the trustee of the Plan, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN as of December 31, 2000 and for the year then ended present fairly, in all material respects, the net assets available for plan benefits of the PINNACLE ENTERTAINMENT, INC. 401 (k) INVESTMENT PLAN as of December 31, 2000, and the changes in its net assets available for plan benefits for the year ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held and of non-exempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSON LLP

Los Angeles, California
December 5, 2001

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS
Participant-directed investments, at fair value	$19,016,613	$20,101,473
Money market account—forfeitures	175,319	97,498

	19,191,932	20,198,971
Contributions receivable:
Participants	48,871	113,812
Company	4,421	171,197

Total receivables	53,292	285,009

LIABILITIES
Excess contribution refunds	41,134	69,768

Net assets available for plan benefits	$19,204,090	$20,414,212

See notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2001

Additions:
Participants’ contributions	$3,728,594
Company contributions	549,915
Participants’ rollover contributions	252,194
Interest and dividend income	410,086

Total additions	4,940,789

Deductions:
Net depreciation in fair value of investments	2,982,736
Benefits paid to participants	2,392,807
Deemed distributions	86,907
Fees	24,364

Total deductions	5,486,814

Net decrease before transfer of assets	(546,025)
Transfer of assets to other 401(k) plans	(664,097)

Net decrease after transfer of assets	(1,210,122)
Net assets available for plan benefits:
Beginning of year	20,414,212

End of year	$19,204,090

See notes to financial statements

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.    PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants and other invested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees who have been employed by Pinnacle Entertainment, Inc. and subsidiaries (the “Company” and the “Employer”) and have worked a minimum of 500 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

MFS Investment Management (MFS) is the appointed investment manager. During April 2001 the trustee of the plan was changed from Reliance Trust Company to MFS Heritage Trust Company and the recordkeeper was changed from Benefit Services Corporation to MFS Retirement Services, Inc.

Contributions

Each year, participants may contribute from 1 percent to 18 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

Company matches are discretionary and currently the Company matches each participant’s contribution, in an amount equal to 25% of the participant’s pretax contributions up to a maximum of 5% of the participant’s salary reduction. The Plan also provides for additional discretionary Company contributions. For the year ended December 31, 2001, the Company’s discretionary matching contributions were $549,915.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution, Plan earnings and forfeitures, and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 1.    PLAN DESCRIPTION (Continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Participants are vested in Company contributions at 20 percent after one year of service and an additional 20 percent each year thereafter until 100 percent vested upon 5 years of service.

Forfeitures

Forfeitures may be used to reduce Company contributions. At December 31, 2001 and 2000, forfeitures of $175,319 and $273,498, respectively, were available. Of the December 31, 2000 balance, $176,000 was used to reduce the Company’s discretionary matching contribution for the year ended December 31, 2000 and accordingly, is reflected as an offset to the Company Contribution receivable as of December 31, 2000. None of the forfeitures available at December 31, 2001 have been designated to reduce the discretionary matching contribution for the year ended December 31, 2001.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.75 percent to 10.50 percent, which are commensurate with local prevailing interest rates. As of December 31, 2001, loans outstanding were $1,459,901.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participants account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Administrative Expenses

Certain administrative expenses incident to the administration of the Plan, including fees of the administrative agent and independent public accountants may be paid by the Plan. The Company, at its discretion, decided to pay for certain of these administrative expenses on behalf of the Plan. Most investment options have management fees, which reduce the overall return on assets. The net appreciation (depreciation) on investments is reflected net (inclusive) of these fees.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The MFS Fixed Fund is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (AICPA) has issued guidelines regarding amounts due to former plan participants but not paid by year-end. The AICPA requires these amounts to be classified as net assets available for benefits, and not as liabilities of the Plan. Included in net assets available for Plan benefits at December 31, 2001, are amounts which may become payable to participants who are not active participants of the Plan.

Reclassifications

Reclassifications have been made to the December 31, 2000 balances to conform to the current year presentation.

NOTE 3.    INVESTMENTS

Investments are fully participant-directed. Participants may select any combination of the following investment options:

MFS Fixed Fund—This fund is a stable value open-end collective investment trust. The fund invests in stable-value investment contracts issued by major insurance companies and major banks, fixed-income securities wrapped by a major financial institution, short-term debt obligations of the U.S. Government and its agencies, or shares of institutional money market funds. This fund strives to maintain a stable unit value, although not guaranteed, and has the potential for higher income than a money market fund. Management of this fund believes that its contract value approximates its market value. The yield on this fund, since inception, is 5.32%. Participants who select to invest in this fund are not permitted to exchange funds from this fund to similar funds, as defined by MFS.

MFS Global Equity Fund—This fund invests primarily in common stocks and equity related securities of U.S. and foreign issuers.

MFS Emerging Growth Fund—This fund invests primarily in emerging growth companies, early in their lifecycles, that display the potential to become major enterprises.

MFS Bond Fund—This fund invests primarily in investment-grade bonds, including U.S. government securities and high-grade corporate debt.

Massachusetts Investors Trust—This fund invests primarily in quality stocks representing well-known companies across a wide range of industries.

Massachusetts Investors Growth Stock Fund—This fund invests in high-quality companies that are believed to have better than average long-term growth potential.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

MFS Research Fund—This fund invests in a variety of stocks to seek long-term growth and future income.

MFS Total Return Fund—This fund invests a required percentage in fixed-income securities and stocks. The fund may invest a small percentage in high-yield securities and foreign emerging market securities.

The following were made available to participants during 2001:

MFS Mid-Cap Growth Fund—This fund invests primarily in equity securities of companies with medium market capitalization to seek long-term growth of capital.

MFS Value Fund—This fund invests primarily in equity securities that are believed to be under-valued to seek capital appreciation and reasonable income.

MFS New Discovery Fund—This fund invests in small or emerging growth companies that involve greater risk.

MFS Research International Fund—This fund invests primarily in foreign securities to seek capital appreciation.

Pinnacle Entertainment, Inc. Common Stock—The participants have the option of investing in the Company’s common stock. Participants are directed to not allocate more than 25% of their contributions to the purchase of the Company’s common stock.

The following presents investments that represent 5 percent or more of the Plan’s net assets available at December 31, 2001.

MFS Fixed Fund	$1,956,330
MFS Global Equity Fund	$1,299,120
MFS Emerging Growth Fund	$3,406,535
MFS Bond Fund	$1,648,972
Massachusetts Investors Trust	$3,273,651
MFS Research Fund	$3,137,539
MFS Total Return Fund	$1,299,353
Participant Loans	$1,459,901

NOTE 4.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

NOTE 5.    TAX STATUS

The Company received a determination letter dated August 11, 1999, in which the Internal Revenue Service stated that the Plan as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and, accordingly, the Plan Administrator believes that the Plan is exempt from income taxes.

NOTE 6.    RELATED PARTY TRANSACTIONS

The trustee and its related entities and the Company are parties-in-interest as defined by ERISA. Certain of the investments are managed by an entity related to the trustee, as well as participants are permitted to invest in the Company’s common stock.

NOTE 7.    TRANSFER OF ASSETS TO OTHER PLANS

In connection with the sale of certain subsidiaries, $664,097 of Plan assets were transferred to the PNGI Southern Properties 401(k) Plan and the T.P. Racing 401(k) Plan during the year ended December 31, 2001.

NOTE 8.    NON-EXEMPT TRANSACTIONS

For the year ended December 31, 2001, certain of the participant contributions were not remitted within the maximum period of time permitted by the Department of Labor’s rules and regulations and, therefore, constitute the lending of monies from the Plan to the Company. These non-exempt transactions are detailed in the attached Schedule II. All monies were deposited to the trust, however, interest incurred on the loans of $1,135 remains outstanding and due as of December 31, 2001.

SCHEDULE I

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-6808603 Plan # 003

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

	Identity of issue	Description	Current value
*	MFS Fixed Fund	Common collective interest fund	$1,956,330
*	MFS Global Equity Fund	Mutual fund	1,299,120
*	MFS Emerging Growth Fund	Mutual fund	3,406,535
*	MFS Bond Fund	Mutual fund	1,648,972
*	Massachusetts Investors Trust	Mutual fund	3,273,651
*	Massachusetts Investors Growth Stock Fund	Mutual fund	601,655
*	MFS Research Fund	Mutual fund	3,137,539
*	MFS Total Return Fund	Mutual fund	1,299,353
*	MFS Mid-Cap Growth Fund	Mutual fund	24,227
*	MFS Value Fund	Mutual fund	20,269
*	MFS New Discovery Fund	Mutual fund	606,688
*	MFS Research International Fund	Mutual fund	5,906
*	Pinnacle Entertainment Inc., Common Stock	Common stock 34,750 shares	276,467
*	Participant Loans	Interest at 5.75% to 10.50%	1,459,901

	Total		$19,016,613

*	Identifies a party-in-interest to the Plan.

See notes to financial statements and accompanying auditors’ report

SCHEDULE II

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN
EIN # 95-6808603 Plan # 003

SCHEDULE OF NONEXEMPT TRANSACTIONS
For The Year Ended December 31, 2001

Identity of Party Involved	Relationship to Plan, Employer, Or Other Party-In-Interest	Description of Transactions, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Amount Loaned	Interest Incurred on Loan
Pinnacle Entertainment, Inc.	Sponsor	Lending of funds from the Plan to the employer (contributions not timely remitted to the Plan), as follows:
		Deemed loans dated:
		January 26, 2001, January 8, 2001, May 7, 2001, May 28, 2001	$75,847	$1,135

See notes to financial statements and accompanying auditors’ report